UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169
________________________
EXELON CORPORATION
EMPLOYEE SAVINGS PLAN
(Full title of the Plan)
________________________
EXELON CORPORATION
(a Pennsylvania Corporation)

10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379
(312) 394-7398
(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2017 and 2016	3

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2017	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2017	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Administrator of the
Exelon Corporation Employee Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

We are uncertain as to the year we became the Plan’s auditor. The earliest year of which we have knowledge serving as the Plan’s auditor is 1996.

Chicago, Illinois
June 29, 2018

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments at fair value
Plan interest in the net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	$7,902,577,454	$6,850,466,301
Receivables
Participant contributions	9,027,585	9,623,527
Employer contributions
Fixed contributions	7,873,670	7,490,893
Profit-sharing contributions	7,850,268	48,989,679
Notes receivable from participants	132,131,778	126,901,239
Total receivables	156,883,301	193,005,338
NET ASSETS AVAILABLE FOR BENEFITS	$8,059,460,755	$7,043,471,639

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2017
ADDITIONS
Contributions
Participant	$281,574,761
Employer fixed match	97,477,017
Employer non-discretionary fixed	5,274,449
Employer profit-sharing match	7,850,268
Rollover receipts	33,414,095
Total contributions	425,590,590
Investment income
Plan interest in the net investment income from the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	1,125,471,662
Interest income from participant loans	7,880,886
Total investment income	1,133,352,548
Total additions	1,558,943,138
DEDUCTIONS
Participant withdrawals and distributions	554,130,694
Administrative expenses	4,423,647
Total deductions	558,554,341
Net increase before transfers	1,000,388,797
Net assets transferred from other plans (see Note 8)	15,600,319
Net increase after transfers	1,015,989,116
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,043,471,639
End of year	$8,059,460,755

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.Plan Description
The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.
General
The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer matching contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. On July 1, 2014, the Constellation Energy Group, Inc. Employee Savings Plan was merged into the Plan. On July 1, 2015, the Employee Savings Plan for Constellation Energy Nuclear Group, LLC and Represented Employee Savings Plan for Nine Mile Point were merged into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Exelon Corporation Stock Fund, which is an investment option under the Plan, is invested primarily in Exelon Corporation common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).
Exelon Corporation (“Exelon”) is the sponsor of the Plan and the administrator of the Plan (the “Plan Administrator”) acting through Exelon’s Director of Employee Benefit Plans and Programs. The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). The Northern Trust Company is the Plan trustee (“Trustee”) and Northwest Plan Services, Inc. is the Plan recordkeeper (“Recordkeeper”).
Generally, any regular employee whose employment is subject to a collective bargaining agreement that provides for participation in the Plan and any regular non-represented employee of a subsidiary of Exelon that is designated by Exelon as participating in the Plan (such subsidiary referred to individually and collectively as the “Company”) is eligible to elect to participate in the Plan. Participating employees include employees represented by: International Brotherhood of Electrical Workers (“IBEW”) Locals 15, 97 and 614; Utility Workers of America Local 369; Security, Police & Fire Professionals of America Locals 228 and 238; Service Employees International Union Local 1; United Government Security Officers of America Locals 12, 17 and 18; and United Security Services Union Local 1. Newly hired employees who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively practicable after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, generally beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until the rate reaches the minimum rate required in order to maximize the applicable company matching contribution. Contributions to the Plan will be automatically invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant who is subject to automatic enrollment may elect within 90 days of the first automatic contribution, to withdraw all automatic contributions adjusted for any investment gains or losses. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

On May 30, 2017, Exelon announced its intentions to retire TMI generation station on September 30, 2019. There are currently no probable and reasonably estimable impacts to the Plan.
Participant Contributions
The Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS”) limitations.
During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s fixed or profit-sharing matching contribution.
Company Contributions
Effective January 1, 2010, with respect to non-represented employees, except non-exempt craft and clerical employees assigned to the Peach Bottom, Limerick, Outage Services East, Philadelphia Electric Company or Texas generating plant, Exelon provides both a fixed and annual profit-sharing match.  Under the fixed match, Exelon matches 60% of the first 5% of a participant’s eligible pay contributed per pay period, by the employee for a maximum annual fixed match percentage of 3% of the participant’s eligible pay.  Additionally, with respect to such employees, Exelon may make an annual profit-sharing match of up to 3% of eligible pay contributed per pay period, based on specified performance goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Combined, the total employer match (fixed and profit-sharing) is an annual maximum of up to 6% of a participant’s eligible pay. Any profit-sharing match will be contributed to the Plan after the end of each calendar year. The 2017 profit-sharing match contributed in 2018 was $7,850,268. The 2016 profit-sharing match contributed in 2017 was $48,989,679. Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with the Company) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a profit-sharing match.
With respect to non-represented, non-exempt craft and clerical employees assigned to the Peach Bottom, Limerick, Outage Services East, Philadelphia Electric Company or Texas generating plant, Exelon provides a fixed match of 100% of the first 5% of a participant’s eligible pay contributed per pay period. Employer matching contributions for represented employees are based on the applicable collective bargaining agreement.
Effective January 1, 2015, for employees within the Commercial Retail or Commercial Wholesale business of Exelon Generation Company, LLC who are eligible to participate in the Constellation Short-Term Incentive Award Program, the Company provides an additional non-discretionary fixed contribution of 3% of eligible pay. Any non-discretionary fixed contribution will be contributed to the Plan after the end of each calendar year based on eligible pay determined as of the last day of the applicable plan year.
Investment Options
The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The investment options include a menu of funds that include twelve custom Target Retirement Fund options, three actively-managed custom funds, nineteen passively-managed funds, the Northern Trust U.S. Government Short-Term Investment Fund and the Exelon Corporation Stock Fund. Below is a brief description of each of the investment options available as of December 31, 2017 and 2016. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.
•Target Date Funds - Diversified funds managed by multiple investment managers that seek to provide investment return, shifting from an emphasis on capital appreciation to an emphasis on income and inflation protection as the fund approaches and passes its target retirement age. Target allocations of the funds are designed using certain assumptions, including that most Exelon plan participants receive a 401(k) company matching contribution under the Plan, either earn pension benefits over their careers or receive additional employer 401(k) contributions in lieu of pension benefits, and typically begin receiving retirement benefits around age 61. The funds reduce exposure to equity and real estate, and increase exposure to fixed income and certain other investments, as the target retirement date approaches, and for ten years thereafter.
•Actively-managed custom funds - These funds use a multi-manager approach whereby the fund’s assets are allocated to several investment managers that act independently of each other and follow their own distinct investment style in investing in securities. The portfolios are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.
•Passively-managed funds - These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.
•Northern Trust U.S. Government Short-Term Investment Fund - This fund is an investment vehicle for cash reserves that offers a rate of return based on a portfolio of obligations of the U.S. Government, its agencies or instrumentalities, and related money market instruments. Principal preservation and liquidity management are the fund’s prime objectives.
•Exelon Corporation Stock Fund - This fund primarily invests in Exelon common stock with some short-term liquid investments. The Exelon Corporation Stock Fund does not represent direct ownership of Exelon common stock. The fund's unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund is not diversified and is considered riskier than a “diversified” portfolio.
Notes Receivable from Participants
A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of five (as of April 6, 2009, three for the majority of non-represented employees and employees whose collective bargaining agreement limits loans to three) outstanding at any time, and the amount of any loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For loans other than home loans, the maximum term is five years. For a home loan, the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution of the participant’s account and may be subject to an early withdrawal penalty.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Withdrawals by Participants While Employed
Generally, a participant may withdraw up to the entire balance of his or her after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume after-tax contributions to the Plan if the distribution is received by the participant before attainment of age 59½. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.
Generally, a participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59½ or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.
While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.
Distributions upon Termination of Employment
Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as elected by the participant, in the form of either a single lump-sum payment, an ad hoc partial distribution, or in substantially equal annual, quarterly or monthly installments over any period of time specified by the participant, subject to meeting any restrictions required by applicable law, including but not limited to the minimum distribution requirements under the Internal Revenue Code. If a participant elects installment payments, the participant can elect to change the amount, frequency and number of payments at any time. A participant may elect ad hoc partial withdrawals of any amount at any time. A participant may elect to defer distributions until age 70½. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59½, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70½.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s corresponding contributions and (ii) Plan earnings, and charged with an allocation of Plan administrative costs. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting of Participants’ Accounts
Participants are fully vested in their accounts at all times.
Investment Income
Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Employee Stock Ownership Plan
If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.
2.Summary of Significant Accounting Policies
General
The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s interest in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3 - Fair Value of Interest in Master Trust for further information.
Plan Expenses
A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other fund operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. The asset-based fees relating to the target date and custom funds are primarily presented within the investment and administrative fees of the Master Trust. See Note 3 - Fair Value of Interest in Master Trust for further information.
Plan administration fees cover the day-to-day expenses of administering the Plan and are covered by amounts deducted directly from participant accounts. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans) and are charged directly against a participant’s account balance.
Notes Receivable from Participants
Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Reclassifications
Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.
Recent Accounting Pronouncements
Fair Value Measurements and Disclosures
In May 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. Investments measured at NAV per share using the practical expedient will be presented as a reconciling item between the fair value hierarchy disclosure and the investment line item on the statement of financial position. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The new guidance is effective for non-public entities for periods beginning after December 15, 2016 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company adopted this standard for plan reporting effective December 31, 2016. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Plan’s financial results.
Master Trust Presentation and Disclosures
In February 2017, the FASB issued authoritative guidance that requires a plan’s interest in a master trust and any change in interest in the master trust to be presented as a single line item in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits.  It also requires that plans with a divided interest disclose the master trust’s investments by general type and other assets and liabilities balances, as well as the dollar amount of the plan’s interest in each of those balances.  The new guidance is effective for periods beginning after December 15, 2018 and is required to be applied retrospectively. Early adoption is permitted.  The Company is currently assessing the effects this guidance may have on the Plan’s financial statement disclosures.
3.Fair Value of Interest in Master Trust
The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and other savings plans sponsored by Exelon. The investment options for the three savings plans that participate in the Master Trust are the same. Effective January 1, 2016, the Exelon Corporation Stock Fund was offered in all three savings plans that participate in the Master Trust. The Master Trust is comprised of two master trust investment accounts (“MTIA”) - one of which contains primarily real estate investments (“MTIA B”) and another for the remaining other investments (“MTIA A”). The real estate account within the Master Trust is comprised primarily of real estate assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported separately for Form 5500 purposes. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis.
At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 98.05% and 98.06% respectively.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The net assets of the Master Trust as of December 31, 2017 and 2016 are as follows:

	December 31, 2017			December 31, 2016
	MTIA A	MTIA B	Total	MTIA A	MTIA B	Total
ASSETS
Investments, at fair value
Interest bearing cash	$444,408,714	$3,585,967	$447,994,681	$472,636,125	$1,912,643	$474,548,768
U.S. government securities	687,559,156	—	687,559,156	612,245,321	—	612,245,321
Corporate debt instruments - preferred	6,802,779	—	6,802,779	20,410,627	—	20,410,627
Corporate debt instruments - other	599,059,810	4,594,529	603,654,339	541,704,264	2,635,867	544,340,131
Corporate stock - preferred	2,164,810	6,972,790	9,137,600	1,577,481	6,592,717	8,170,198
Corporate stock - common	1,707,622,826	—	1,707,622,826	1,250,488,363	—	1,250,488,363
Corporate stock - Exelon Corporation (1)	344,588,626	—	344,588,626	338,056,375	—	338,056,375
Real estate	—	181,660,976	181,660,976	—	168,245,150	168,245,150
Common/collective trust funds	3,748,735,114	793,312	3,749,528,426	3,321,251,085	1,548,234	3,322,799,319
Registered investment company securities	101,933,944	10,805,656	112,739,600	73,823,407	6,664,710	80,488,117
Other investments	251,686,300	23,883,540	275,569,840	215,100,671	18,602,383	233,703,054
Total Master Trust investments	7,894,562,079	232,296,770	8,126,858,849	6,847,293,719	206,201,704	7,053,495,423
Other Assets
Cash	1,725,317	—	1,725,317	2,002,677	—	2,002,677
Accrued dividend and interest	15,109,763	—	15,109,763	13,531,952	—	13,531,952
Due from brokers for securities sold	121,658,423	—	121,658,423	75,428,772	—	75,428,772
Other	3,647,092	—	3,647,092	4,842,016	—	4,842,016
Total other assets	142,140,595	—	142,140,595	95,805,417	—	95,805,417
Total Master Trust assets	8,036,702,674	232,296,770	8,268,999,444	6,943,099,136	206,201,704	7,149,300,840
LIABILITIES
Accrued investment and administrative expenses	8,335,291	952,033	9,287,324	6,339,386	840,600	7,179,986
Due to broker for securities purchased	200,214,857	—	200,214,857	155,118,057	—	155,118,057
Other liabilities	148,000	—	148,000	1,211,153	—	1,211,153
Total Master Trust liabilities	208,698,148	952,033	209,650,181	162,668,596	840,600	163,509,196
Total Master Trust net assets	$7,828,004,526	$231,344,737	$8,059,349,263	$6,780,430,540	$205,361,104	$6,985,791,644
(1)The Exelon Corporation Stock Fund held $342.5 million and $337.9 million of this investment as of December 31, 2017 and 2016, respectively. The custom funds held $2.1 million and $0.1 million of this investment as of December 31, 2017 and 2016, respectively.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The net investment income and appreciation of the Master Trust for the year ended December 31, 2017 is as follows:

	Year Ended December 31, 2017
	MTIA A	MTIA B	Total
Corporate stock dividends	$43,374,916	$441,402	$43,816,318
Other interest and dividends	52,580,322	559,715	53,140,037
Net appreciation in the fair value of investments	1,057,279,375	13,630,451	1,070,909,826
Total net investment income and appreciation	1,153,234,613	14,631,568	1,167,866,181
Investment and administrative expenses not directly allocated to the plans	(17,453,784)	(2,293,059)	(19,746,843)
Total Master Trust net investment income and appreciation	$1,135,780,829	$12,338,509	$1,148,119,338
For the year ended December 31, 2017, the Plan’s interest in the net investment income of the Master Trust is 98.03%.
Recurring Fair Value Measurements
To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
•Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.
•Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.
•Level 3 - unobservable inputs, such as internally-developed pricing models for the asset.
The valuation methods for each investment category are described below.
Interest bearing cash. Interest bearing cash is valued daily based on observable market prices and is categorized as Level 1.
U.S. government securities. U.S. government securities are valued daily based on quoted prices in active markets. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly liquid and transparent markets. Investments in U.S. government affiliates are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
Preferred and other corporate debt instruments. Corporate debt instruments are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
Preferred and common corporate stock. The Master Trust’s stock investments are primarily traded on exchanges that contain only actively traded securities, due to the volume trading requirements imposed by these exchanges. Preferred and common corporate stocks, including rights and warrants, are valued daily based on quoted prices in active markets and are categorized as Level 1. Certain securities have been categorized as Level 2 because they are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Real estate. Income producing real estate funds are valued by the fund managers on a daily basis. Fund values are based on valuation of the underlying investments which may include inputs such as operating results, discounted future cash flows and market-based comparable data. The valuation inputs are unobservable. Certain real estate investments are redeemable from the investment vehicle quarterly. The fair value is determined using NAV or its equivalent as a practical expedient and are not classified within the fair value hierarchy.
Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. Common/collective trust funds can be redeemed daily.
Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. For funds with values that are publicly quoted on a daily basis in active markets, the funds have been categorized as Level 1. For funds with values which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. The registered investment company securities can be redeemed daily.
Other investments. Other investments include futures contracts, swap contracts, holdings in real estate investment trusts, and state, municipal and foreign government fixed income securities. Futures contracts are valued daily based on quoted prices in active markets and trade in open markets, and have been categorized as Level 1. Real estate investment trusts are valued daily based on quoted prices in active markets and have been categorized as Level 1. State, municipal and foreign government fixed income securities are valued daily using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2. Derivative instruments other than futures contracts are valued based on external price data of comparable securities and have been categorized as Level 2.
Transfer policy
The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.
The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis. In accordance with the applicable guidance on fair value measurement, certain investments that are measured at fair value using the NAV per share as a practical expedient are no longer classified within the fair value hierarchy and are included under Not subject to leveling in the table below.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the fair value of assets in the Master Trust and their level within the fair value hierarchy as of December 31, 2017 and 2016.

As of December 31, 2017
	Level 1	Level 2	Not subject to leveling	Total
Master Trust Investments:
Interest bearing cash	$447,994,681	$—	$—	$447,994,681
U.S. government securities	369,618,295	317,940,861	—	687,559,156
Corporate debt instruments - preferred	—	6,802,779	—	6,802,779
Corporate debt instruments - other	—	603,654,339	—	603,654,339
Corporate stock - preferred	8,764,181	373,419	—	9,137,600
Corporate stock - common	1,707,622,826	—	—	1,707,622,826
Corporate stock - Exelon Corporation	344,588,626	—	—	344,588,626
Real estate	—	—	181,660,976	181,660,976
Common/collective trust funds	—	—	3,749,528,426	3,749,528,426
Registered investment company securities	10,805,656	—	101,933,944	112,739,600
Other investments	148,780,744	126,664,902	124,194	275,569,840
Total Master Trust investments	$3,038,175,009	$1,055,436,300	$4,033,247,540	$8,126,858,849

As of December 31, 2016
	Level 1	Level 2	Not subject to leveling	Total
Master Trust Investments:
Interest bearing cash	$474,548,768	$—	$—	$474,548,768
U.S. government securities	318,110,004	294,135,317	—	612,245,321
Corporate debt instruments - preferred	—	20,410,627	—	20,410,627
Corporate debt instruments - other	—	544,340,131	—	544,340,131
Corporate stock - preferred	7,827,070	343,128	—	8,170,198
Corporate stock - common	1,250,488,363	—	—	1,250,488,363
Corporate stock - Exelon Corporation	338,056,375	—	—	338,056,375
Real estate	—	—	168,245,150	168,245,150
Common/collective trust funds	—	—	3,322,799,319	3,322,799,319
Registered investment company securities	6,664,710	—	73,823,407	80,488,117
Other investments	124,167,048	109,536,006	—	233,703,054
Total Master Trust investments	$2,519,862,338	$968,765,209	$3,564,867,876	$7,053,495,423
There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2017 and 2016.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.Risks and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.
Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.
5.Income Tax Status
The Plan obtained its latest determination letter on May 25, 2017 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable authorities. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there were no uncertain tax positions taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Plan Termination
The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.
7.Related Party Transactions
Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. The Master Trust also holds shares of Exelon common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.
8.Plan Transfers
In 2017, there were transfers totaling $15,683,570 to the Plan ($299,081 from the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek, $383,591 from the Exelon Employee Savings Plan for Represented Employees at Clinton and $15,000,898 from the Pepco Holdings, LLC Retirement Savings Plan). In 2017, there were transfers totaling $812,604 from the Plan ($71,727 to the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek and $740,877 to the Exelon Employee Savings Plan for Represented Employees at Clinton). The Plan also received $729,353 in conversions of participant loans from Entergy Corporation in connection with Exelon’s acquisition of the James A. FitzPatrick Nuclear Power Plant.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

9.Subsequent Events
BGE Home Products & Services, LLC employees hired or rehired on or after February 1, 2018 are eligible to receive a fixed employer contribution equal to 3% of Base pay each year.
Non-represented, non-craft employees who (a) are hired or rehired on or after February 1, 2018 by a non-utility-related Employer and (b) are not eligible to participate (except for purposes of receiving interest credits, as applicable) in any Company-sponsored pension plan with respect to such employment (excluding those employees within the Commercial Retail or Commercial Wholesale business of Exelon Generation Company, LLC who are eligible for an additional non-discretionary fixed contribution of 3% of eligible pay and certain Nuclear Security employees) are eligible to receive a fixed employer contribution equal to 4% of Base pay and Incentive pay each year.
Effective July 1, 2018, the Pepco Holdings, LLC Retirement Savings Plan, BG New England Power Services, Inc. 401(k) Plan, BG New England Power Services, Inc. Union Retirement 401(k) Plan and BG Boston Services LLC Union Retirement 401(k) Plan will be merged into the Plan.
On February 2, 2018, Exelon announced its intentions to retire Oyster Creek generation station by October 2018. There are currently no probable and reasonably estimable impacts to the Plan.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2017
Schedule H, Part IV, Item 4i of Form 5500
Employer Identification Number 23-2990190, Plan #003

			(c)
			Description of Investment
		(b)	Including Maturity Date, Rate	(e)
		Identity of Issue, Borrower, Lessor,	of Interest, Collateral	Current
(a)		or Similar Party	Par or Maturity Value	Value
*		Interest in net assets of Master Trust, at fair value		$7,902,577,454
*		Notes receivable from participants	Interest rates: 3.25% - 10.50%	132,131,778
		Total investments		$8,034,709,232

	*	Represents party-in-interest
	Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2017:

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Exelon Corporation Employee Savings Plan

Date: June 29, 2018	/s/ Jennifer Franco
Jennifer Franco
Plan Administrator